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                                                                   EXHIBIT 99.1


                    VIACOM TO SELL SPELLING ENTERTAINMENT

     WILL ACQUIRE SPELLING'S INTEREST IN VIRGIN INTERACTIVE ENTERTAINMENT


New York, N.Y., August 10, 1995 - Viacom Inc. (AMEX: VIA and VIAB) announced today that it will sell Spelling Entertainment Group Inc. (NYSE: SP). Spelling, a TV and film producer, is a 78% owned subsidiary of Viacom acquired as part of Viacom's purchase of Blockbuster Entertainment in September 1994.

Viacom has retained the investment banking firm of Bear Stearns & Co. Inc. to identify qualified purchasers and to assist in the evaluation of proposals.

The Company also announced it will acquire Spelling's interest in Virgin Interactive Entertainment Limited, the preeminent multimedia software unit that Spelling acquired in the fall of 1994. An independent committee of Spelling's Board of Directors will be formed to negotiate the terms of the Virgin transaction.

Sumner M. Redstone, Chairman of the Board of Viacom, said "The sale of Spelling is another major step in sharpening our focus and follows the previously consummated sales of Madison Square Garden and our interest in Lifetime, and the recently announced spin-off of our cable systems. The substantial net proceeds we anticipate from the sale of Spelling will essentially complete the process of establishing Viacom as one of the world's most strongly capitalized global media companies. We will continue to take advantage of the many growth opportunities of our businesses around the world while maintaining a very strong balance sheet."

"Spelling is a unique and valuable entertainment franchise with rich libraries of TV shows and motion pictures and we are reluctant to part with it," said Frank J. Biondi, Jr., President and Chief Executive Officer of Viacom. "However, after evaluating our content-rich asset portfolio and the potential overlap with our Paramount Television operations, we feel Spelling could provide even more benefit to others looking to build or enhance their presence in programming. We are retaining our interest in Virgin Interactive Entertainment because of the importance of the new and burgeoning multimedia market and its position as a core asset in our overall strategic vision for that market."

Spelling Entertainment Group Inc., based in Los Angeles, has long been a preeminent producer and distributor of TV programming (Melrose Place, Beverly Hills 90210) and motion pictures. In recent years, Spelling has expanded, acquiring Republic Entertainment, with its strong home-video distribution and a library of 7,000 titles.

Virgin Entertainment is one of the world's leading developers, publishers and distributors of interactive entertainment software, including "The 7th Guest" and "The Lion King."

Viacom Inc. is one of the world's largest entertainment and publishing companies and a leading force in nearly every segment of the international media marketplace. The operations of Viacom include Blockbuster Music, Blockbuster Video, MTV Networks, Paramount Parks, Paramount Pictures, Paramount Television, Showtime Networks, Simon & Schuster and Viacom Interactive Media, as well as cable systems serving 1.2 million customers, radio and television stations, and movie screens in 11 countries. Viacom also has a substantial interest in Discovery Zone and a majority interest in Spelling Entertainment Group. National Amusements, Inc., a closely held corporation which owns and operates almost 1,000 screens in the U.S. ad the U.K., is the parent company of Viacom.

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Contact:     Carl Folta
             212/258-6352